UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 8, 2016

Commission File Number: 001-12510

KONINKLIJKE AHOLD N.V.

(Exact name of registrant as specified in its charter)

ROYAL AHOLD

(Translation of registrant’s name into English)

Provincialeweg 11

1506 MA Zaandam

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report includes materials as an exhibit that have been published and made available by Koninklijke Ahold N.V. to its shareholders, as of March 8, 2016.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1.	Press release Entitled “Ahold publishes April 19 AGM agenda and amends March 14 EGM agenda”, dated March 8, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE AHOLD N.V.

By:	/s/ Jeff Carr

Name: Jeff Carr Title: Chief Financial Officer

Date: March 8, 2016

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